November 10, 2016

Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC  20549

Re:         Allianz Life Insurance Company of North America
Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1
File No. 333-213125

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, Allianz Life Insurance Company of North America and the principal underwriter, Allianz Life Financial Services, LLC, respectfully request that the effective date of the above-referenced Pre-Effective Amendment, filed on October 26, 2016, be accelerated and that the Amendments be declared effective on November 10, 2016, or as soon thereafter as may be practicable.

Allianz will add the following disclosure to the Summary section of the Prospectus on page 8:

For Contracts issued in Delaware, Washington and Missouri: The Index Protection Strategy is not available in these states. If the renewal Caps for the Index Performance Strategy and Index Guard Strategy are not acceptable to you, you will not be able to transfer Index Option Value into the Index Protection Strategy and take advantage of its principal protection. This would subject you to ongoing market risk. You could lose money.

Allianz represents that it will not market and sell the product until all Staff comments regarding the Form N-4 registration statement for the product have been resolved, and the Form N-4 registration statement has become effective.  Allianz will apply all changes made to the prospectus submitted in the Form N-4 filing to address staff comments to the prospectus in this Form S-1 filing.

If you have any questions or comments, please feel free to contact Stewart Gregg at 763/765-2913 or stewart.gregg@allianzlife.com.

Sincerely,

Allianz Life Insurance Company of North America

By:     /s/ Stewart D. Gregg
______________________________________________
      Stewart D. Gregg, Senior Counsel

Allianz Life Financial Services, LLC

By:   /s/ Kristine M. Lord-Krahn
     ______________________________________________
     Kristine M. Lord-Krahn,  Chief Legal Officer and Secretary

Allianz Life Insurance Company of North America, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297